Filed pursuant to Rule 424(b)(7)
Registration No. 333-193940

PROSPECTUS SUPPLEMENT NO. 1

(To prospectus dated February 13, 2014)

Wright Medical Group, Inc.

Common Stock

This prospectus supplement no. 1, which supplements the prospectus filed February 13, 2014, relates to the resale from time to time by selling stockholders of up to 498,877 shares of common stock.

Our common stock is traded on The Nasdaq Global Select Market under the symbol “WMGI.” On March 5, 2014, the closing price of our common stock was $32.73.

You should read this prospectus supplement in conjunction with the related prospectus, including any amendments or supplements thereto, which should be delivered in conjunction with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with the prospectus, including any such amendments or supplements to the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.

You should read and rely only on the information contained in this prospectus supplement and the related prospectus, together with additional information described on pages 10 and 11 of the related prospectus under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” respectively. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement or the related prospectus is accurate only as of the date of the documents containing the information.

Investing in our securities involves certain risks. See “Risk Factors” in our most recent Annual Report on Form 10-K, for the fiscal year ended on December 31, 2013, and our Quarterly Reports on From 10-Q which are on file with the Securities and Exchange Commission and are incorporated by reference in this prospectus or applicable prospectus supplement, for a discussion of the factors you should carefully consider before deciding to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 6, 2014

Prospectus supplement

Page
Selling Stockholders	S-3
Plan of Distribution	S-4

Prospectus

SELLING STOCKHOLDERS

This prospectus supplement relates to the resales by the selling stockholders listed below of up to 498,877 shares of our common stock that we issued in a private placement on January 30, 2014 in connection with our acquisition of Solana Surgical, LLC.

The table below sets forth information about the beneficial ownership of shares of Wright Medical Group, Inc. common stock by each selling stockholder who has provided us with a completed and executed notice and questionnaire stating its, his or her intent to use this prospectus to sell or otherwise dispose of shares of our common stock. Our registration of the shares of common stock that were issued in connection with the acquisition of Solana Surgical, LLC does not mean that the selling stockholders identified below will sell all or any of these shares.

We have prepared this table using information furnished to us by the selling stockholders. Except as otherwise indicated below, to our knowledge, no selling stockholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

	Shares of Common Stock Beneficially Owned Prior to offering	Percentage of common Stock Beneficially Owned prior to offering	Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned Following Offering	Percentage of Common Stock Beneficially owned following offering
Sheila Lawrence	66,025	*	55,521	10,504	*
Steven Lawrence	66,025	*	55,521	10,504	*
Suzanne Lau	66,025	*	55,521	10,504	*
Eric Thuen	41,814	*	35,162	6,652	*
Remaining former members of Solana Surgicial, LLC who received registrable shares	353,336	*	297,152	56,184	*

*	Represents less than 1%.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell shares of common stock from time to time, on or after the date that such selling stockholder is named in this prospectus supplement, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Any such price may be changed from time to time. Each selling stockholder will act independently from us in making decisions with respect to the timing, manner of sale, amount of securities to be sold and the pricing of any transaction. These prices will be determined by the selling stockholder. Such sales may be effected by a variety of methods, as long as such methods comply with the limitations agreed with the selling stockholders, including through ordinary brokers’ transactions. Brokers, dealers, underwriters or agents participating in the distribution of the shares of common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder and/or purchasers of the common stock. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

PROSPECTUS

Wright Medical Group, Inc.

Common Stock

The selling stockholders to be named in a prospectus supplement may offer up to 590,397 shares of our common stock from time to time in one or more transactions. You should read this prospectus and any applicable prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, before you invest.

The selling stockholders may offer the common stock in amounts, at prices and on terms determined at the time of offering. The securities may be sold directly to you, through agents, or through underwriters and dealers. If agents, underwriters or dealers are used to sell the securities, we will name them and describe their compensation in a prospectus supplement.

General Information

Our common stock is traded on The Nasdaq Global Select Market under the symbol “WMGI.” On February 12, 2014, the closing price of our common stock was $30.97.

Investing in our securities involves certain risks. See “Risk Factors” in our most recent Annual Report on Form 10-K, for the fiscal year ended on December 31, 2012, and our Quarterly Reports on From 10-Q which are on file with the Securities and Exchange Commission and are incorporated by reference in this prospectus or applicable prospectus supplement, for a discussion of the factors you should carefully consider before deciding to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2014

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ABOUT THIS PROSPECTUS

On January 30, 2014 we issued 1,364,632 unregistered shares of our common stock to the former members of Solana Surgical, LLC, or Solana, as partial consideration when we acquired the Solana business pursuant to a merger agreement among us, Solana, certain selling members and certain other entities. At closing, 217,079 of shares of our common stock issued to the selling members were placed into an escrow account, over which the selling members’ representative shares the right to direct investment decisions. We agreed to register 590,397 of the aforementioned shares pursuant to the merger agreement. This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, to satisfy those registration rights. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933. A prospectus supplement may add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information.”

We have not authorized anyone to give you any additional information different from that contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus provided in connection with an offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted.

The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or when any sale of our securities occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is not an offer to sell or solicitation of an offer to buy our securities in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful. Unless the context otherwise indicates, the terms “WMGI,” “Wright Medical Group,” “Wright,” “Company,” “we,” “us,” and “our” as used in this prospectus refer to Wright Medical Group, Inc. and its subsidiaries. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

OUR COMPANY

Wright Medical Group, Inc. is a specialty orthopaedic company that provides extremity and biologic solutions that enable clinicians to alleviate pain and restore their patients’ lifestyles. We are a recognized leader of surgical solutions for the foot and ankle market, one of the fastest growing segments in medical technology, and market our products in over 60 countries worldwide.

Our principal executive offices are located at 1023 Cherry Road, Memphis, Tennessee 38117 and our phone number at this location is (901) 867-9971. Our website address is www.wmt.com. The information found on our website is not part of this prospectus.

RISK FACTORS

Investing in our securities involves significant risks. Please see the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as updated by our Quarterly Reports on Form 10-Q for the quarterly periods ended on March 31, June 30 and September 30, 2013, which are on file with the SEC and are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this prospectus that are not purely historical are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are identified by the use of words such as, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “prospects,” “forecasts,” “expect,” “intend,” “may,” “will,” “plan,” “target,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the section of any accompanying prospectus supplement entitled “Risk Factors” and the risk factors and cautionary statements described in other documents that we file from time to time with the SEC, specifically under “Item 1A: Risk Factors” and elsewhere in our most recent Annual Report on Form 10-K for the period ending December 31, 2012, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K.

Forward-looking statements speak only as of the date of this prospectus or as of the date given if provided in another filing with the SEC. We undertake no obligation to publicly update or review any forward-looking statements to reflect events or circumstances after the date of such statements.

USE OF PROCEEDS

We do not expect to receive any proceeds in connection with the sale of any common stock offered by any selling stockholders.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock as stated in our Certificate of Amendment of our Fourth Amended and Restated Certificate of Incorporation consists of 100 million shares of common stock, par value $.01 per share, and 5 million shares of preferred stock, par value $.01 per share, that are undesignated as to series. The following summary of our common stock and preferred stock is not complete and may not contain all of the information you should consider. This description is subject to and qualified in its entirety by provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference into this prospectus and any applicable prospectus supplements, and by applicable provisions of Delaware law.

Common Stock

As of February 12, 2014 there were approximately 49,543,424 shares of common stock outstanding and held of record by 481 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

American Stock Transfer & Trust Company serves as Wright’s transfer agent and registrar for Wright common stock. You may contact American Stock Transfer & Trust Company at 6201 15th Avenue, Brooklyn, NY 11219 or by telephone at (800) 937-5449.

Shares of Wright common stock are listed on The NASDAQ Global Select Market under the symbol “WMGI.”

Undesignated Preferred Stock

No shares of preferred stock are currently outstanding. Under our amended and restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our preferred stockholders.

Certain Anti-Takeover Provisions of Delaware Law, Wright’s Certificate of Incorporation and Bylaws

The Wright board of directors has adopted certain provisions in, and amendments to, Wright’s certificate of incorporation and bylaws intended to strengthen the Wright board of directors’ position in the event of a hostile takeover attempt. These provisions provide:

•	that only persons who are nominated in accordance with the procedures set forth in the bylaws shall be eligible for election as directors;

•	that directors may be removed only for cause and upon the affirmative vote of the holders of a majority of outstanding shares (as included in Wright’s certificate of incorporation);

•	that the bylaws of Wright may be adopted, amended, altered or repealed by holders of Wright stock only upon approval of at least two-thirds of the voting power of all the then outstanding shares of common stock and the Wright board of directors shall have the power to make, rescind, alter, amend and repeal the bylaws of Wright (though the stockholders of Wright have the power to enact bylaws that will not be rescinded, altered, amended or repealed by the Wright board of directors); and

•	that only the Wright board of directors, the chairman of the Wright board of directors or the chief executive officer and president may call special meetings of Wright stockholders or, at the request of holders of a majority of the outstanding shares of Wright capital stock entitled to vote, the Wright chief executive officer and president will call a special meeting of Wright stockholders.

Additionally, the DGCL provides that stockholders are not entitled to the right to cumulative voting in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Wright’s certificate of incorporation does not provide for cumulative voting in the election of directors.

Furthermore, Wright is subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, subject to certain exceptions. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and within the prior three years, did own, 15% or more of the corporation’s voting stock.

SELLING STOCKHOLDERS

This prospectus relates to the resales by the selling stockholders to be identified in one or more prospectus supplements of up to 590,397 shares of our common stock that we issued in a private placement on January 30, 2014 in connection with our acquisition of Solana Surgical, LLC. Information about selling stockholders will be set forth in a prospectus supplement.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell shares of common stock from time to time, on or after the date that such selling stockholder is named in an applicable prospectus supplement, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Any such price may be changed from time to time. Each selling stockholder will act independently from us in making decisions with respect to the timing, manner of sale, amount of securities to be sold and the pricing of any transaction. These prices will be determined by the selling stockholder. Such sales may be effected by a variety of methods, as long as such methods comply with the limitations agreed with the selling stockholders, including through ordinary brokers’ transactions. Brokers, dealers, underwriters or agents participating in the distribution of the shares of common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder and/or purchasers of the common stock. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

WHERE YOU CAN FIND MORE INFORMATION

We are currently subject to the information requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s website at http://www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or any applicable prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document, including a prospectus supplement, which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus and any applicable prospectus supplement.

If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference into this prospectus and any applicable prospectus supplement. Any such request should be directed to:

Wright Medical Group, Inc.

1023 Cherry Road

Memphis, Tennessee 38117

(901) 867-9971

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must carefully review all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. However, we undertake no obligation to update or revise any statements we make, except as required by law.

This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, (in each case, other than those documents or the portions of those documents not deemed to be filed) until the offering of the securities under the registration statement is terminated or completed:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on February 22, 2013;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2013, June 30, 2013, March 31, 2013, filed with the SEC on November 5, 2013, August 6, 2013 and May 1, 2013, respectively. In conjunction with preparing the Company’s financial statements for the year ended December 31, 2013, an error was identified in the previously reported loss from discontinued operations for the quarter ended September 30, 2013. The error related primarily to depreciation and amortization charges recorded on assets held for sale and totaled approximately $ 2.7 million, net of tax. Management has concluded that this error was not material to the interim financial information taken as a whole and has recorded an adjustment of $2.7 million , net of tax, to income from discontinued operations in the fourth quarter of 2013 which will be reported in the Company’s Form 10-K for the year ended December 31, 2013;

•	our Current Reports on Form 8-K filed with the SEC on January 31, 2014, January 15, 2014 (and amended on January 16, 2014), January 3, 2014, December 27, 2013, November 21, 2013, November 4, 2013, October 18, 2013, August 8, 2013, August 5, 2013, June 21, 2013, May 17, 2013, April 30, 2013 (and amended on May 17, 2013), March 1, 2013, and February 21, 2013;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 6, 2013 to the extent incorporated by reference into our Annual Report on Form 10-K for the annual period ended December 31, 2012; and

•	the description of our common stock, par value $0.01 per share, included under the caption “Description of Capital Stock” in the Prospectus forming a part of the Company’s Registration Statement on Form S-1, initially filed with the SEC on April 27, 2001 (File No. 333-59732), including exhibits, and as amended, which description has been incorporated by reference in Item 1 of our Registration Statement on Form 8-A, filed pursuant to Section 12 of the Exchange Act, on June 14, 2001 (File No. 000-32883).

VALIDITY OF SECURITIES

The validity of the securities offered from time to time by this prospectus and any related prospectus supplement will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Wright Medical Group, Inc. as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of Wright Medical Group, Inc.’s internal control over financial reporting as of December 31, 2012 have been incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the twelve-month period ended December 31, 2012, and have been audited by KPMG LLP, an independent registered public accounting firm, incorporated by reference and upon the authority of said firm as experts in accounting and auditing.

Wright Medical Group, Inc.

PROSPECTUS